Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-20122

The following is a form of e-mail message sent to certain public officials in the United States on December 12, 2007.

Dear

You will recall that on 1 November 2007, the BHP Billiton Board wrote to the Rio Tinto Board proposing a combination of their respective companies to create an organisation without peer in the natural resources sector. BHP Billiton has sought to discuss the proposal with Rio Tinto with a view to obtaining support and a recommendation from the Board of Rio Tinto for this proposal but to date, Rio Tinto has not agreed to discuss the proposal with BHP Billiton.

Since the public presentation of the proposal, meetings have been held with various shareholders and feedback has confirmed a clear understanding of the industrial logic behind the proposed combination.

While BHP Billiton is considering its possible next steps and recognising that our all-share proposal requires an assessment of relative values, a number of shareholders have requested a more detailed picture of the relative performance and outlook of the two companies, and in particular, BHP Billiton’s contribution to the proposed combination.

We have today issued a News Release which is attached. You can access a copy of the presentation given by our CEO Marius Kloppers at www.bhpbilliton.com

I trust you will find the presentation of interest. Please don’t hesitate to contact me should you require any clarification of the information presented.

I wish you and your family a refreshing, safe and happy Christmas and New Year period.

Kind regards

Under certain circumstances, BHP Billiton may be required to file with the US Securities and Exchange Commission (the “SEC”) certain documents (including possibly a registration statement and prospectus) relating to its securities and the transaction and, in such event, US investors and security holders are strongly urged to read such documents because they will contain important information. If and when filed, investors and security holders will be able to obtain a free copy of relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.